

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 23, 2016

Bryan P. Petrucelli
Chief Financial Officer
Kinsale Capital Group, Inc.
2221 Edward Holland Drive, Suite 600
Richmond, VA 23230

> **Re:** **Kinsale Capital Group, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 8, 2016**
> **CIK No. 0001669162**

Dear Mr. Petrucelli:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management
Director compensation, page 123

1.	We refer to your statement on page 124 that the non-employee director has received a grant of 10,000 shares of restricted Class B Common Stock "on or about the time of their appointment" to the board. However, although you state that Messrs. Killion, Lippincott, and Yun also became your directors in 2015 in the biographical disclosures, the director compensation table only indicates that Mr. Bensinger received such a grant in 2015. Please reconcile the disclosures.

Principal and selling stockholders, page 131

2.      In the narrative disclosures accompanying each of the principal and selling stockholder tables, please disclose the assumed number of outstanding shares of common stock used in calculating the amounts for such table.

        You may contact Jacob Luxenburg at 202-551-2339 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters.  Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin, Legal Branch Chief, at 202-551-3625 with any other questions.


                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance


cc:     Dwight S. Yoo, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP